Filed Pursuant to Rule 253(g)(2)

File No. 024-11325

Arrived Homes, LLC

SUPPLEMENT NO. 3 DATED January 27, 2026
TO THE OFFERING CIRCULAR DATED January 30, 2025

This document supplements, and should be read in conjunction with, the offering circular of Arrived Homes, LLC ("we", "our" or "us"), dated January 30, 2025, as previously supplemented, and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

●	Our Net Asset Value ("NAV") Per Interest for each series as of January 25, 2026.

Net Asset Value as of January 25, 2026

As of January 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about April 25, 2026.

Series	NAV Per Interest
100	$8.45
101	$7.92
Abbington	$9.39
Abernant	$10.24
Alvin	$11.28
Amber	$11.20
Apollo	$7.52
Aster	$10.09
Augusta	$9.94
Avebury	$8.85
Avondale	$9.44
Badminton	$13.59
Ballinger	$10.24
Bandelier	$12.06
Baron	$8.09
Basil	$15.03
Bayside	$13.01
Bazzel	$9.85
Bedford	$10.23
Bella	$10.09
Belle	$7.66
Belvedere	$9.89
Bergenia	$9.75
Blossom	$9.74
Bonneau	$9.95
Brainerd	$10.37
Braxton	$10.09
Brennan	$7.35
Briarwood	$9.86
Brooklyn	$8.59
Burlington	$8.55
Butter	$11.66
Calvin	$9.87
Camino	$9.41
Cawley	$9.72
Chaparral	$17.90
Chelsea	$9.32
Chester	$10.76
Chickamauga	$10.30
Chinook	$9.62
Chitwood	$10.06
Clover	$9.41
Coatbridge	$10.38
Collier	$10.67
Collinston	$10.33
Conway	$9.31
Cove	$9.60
Creekside	$10.24
Creekwood	$9.05
Cumberland	$9.23
Cupcake	$16.48
Cypress	$7.80
Daisy	$10.21
Davidson	$11.75
Dawson	$11.68
Delta	$4.07
Dewberry	$12.10
Diablo	$8.13
Dogwood	$10.27
Dolittle	$12.00
Dolly	$8.85
Dops	$10.61
Dorchester	$9.07
Dunbar	$8.55
Eagle	$13.47
Eastfair	$12.41
Eastwood	$10.83
Elevation	$8.50
Ella	$10.21
Ellen	$9.27
Elm	$15.96
Emporia	$4.24
Ensenada	$8.09
Falcon	$13.07
Felix	$9.48
Fenwick	$10.00
Fletcher	$9.69
Folly	$9.63
Forest	$11.48
Foster	$11.12
Franklin	$10.00
Gardens	$9.11
General	$9.98
Goose	$14.45
Grant	$12.59
Greenhill	$10.08
Gretal	$9.79
Grove	$9.32
Hadden	$9.75
Hansard	$10.93
Hansel	$8.21
Hargrave	$9.19
Harrison	$10.37
Henry	$8.33
Heritage	$8.51
Heron	$10.47
Highland	$9.92
Hines	$9.89
Hobbes	$9.63
Holcomb	$8.38
Holland	$11.78
Hollandaise	$9.21
Holloway	$12.96
Inglewood	$9.64
Irene	$9.61
Jack	$10.50
Jake	$8.13
Jefferson	$10.62
Jill	$9.09
Johnny	$8.68
June	$8.62
Jupiter	$11.81
Kawana	$10.33
Kennesaw	$9.47
Kenny	$8.89
KerriAnn	$8.50
Kessler	$10.09
Kingsley	$13.01
Kirkwood	$8.46
Korin	$11.30
Lallie	$5.92
Lanier	$9.58
Lannister	$7.83
Latte	$10.39
Lennox	$13.86
Lierly	$26.41
Lily	$7.85
Limestone	$9.04
Litton	$11.13
Longwoods	$9.65
Lookout	$10.05
Loretta	$9.58
Louis	$9.67
Louise	$10.54
Lovejoy	$6.28
Luna	$13.45
Lurleen	$9.33
Madison	$8.15
Mae	$10.33
Magnolia	$8.12
Malbec	$17.84
Mammoth	$8.66
Marcelo	$10.08
Marie	$12.07
Marietta	$9.00
Marion	$10.33
Marple	$9.17
Martell	$9.85
Mary	$10.67
Matchingham	$11.12
McGregor	$9.89
McLovin	$8.68
Meadow	$10.87
Mimosa	$9.90
Mojave	$15.99
Murphy	$12.39
Mycroft	$9.15
Nugget	$8.24
Odessa	$8.18
Olive	$10.11
Oly	$8.05
Onyx	$9.44
Oscar	$9.77
Osceola	$9.56
Osprey	$9.65
Otoro	$4.07
Palmer	$9.60
Patrick	$17.19
Peanut	$10.79
Pearl	$8.36
Pecan	$18.83
Peterson	$10.43
Piedmont	$6.77
Pinot	$17.97
Pioneer	$8.60
Plumtree	$17.26
Point	$8.95
Porthos	$9.86
Quincy	$8.70
Redondo	$10.80
Regency	$12.45
Reginald	$7.90
Reynolds	$8.56
Ribbonwalk	$10.60
Richardson	$10.43
Richmond	$9.58
Ridge	$12.56
Ritter	$9.05
River	$13.39
Riverwalk	$10.30
Rooney	$10.25
Roseberry	$11.80
Rosewood	$10.58
Roxy	$9.10
Saddlebred	$8.05
Saint	$9.40
Sajni	$10.60
Salem	$17.48
Salinas	$10.90
Saturn	$11.06
Scepter	$9.44
Sequoyah	$9.95
Shallowford	$8.86
Shoreline	$10.38
Sigma	$10.27
Simon	$9.96
Sims	$9.93
Soapstone	$24.38
Sodalis	$8.64
Spencer	$12.75
Splash	$15.32
Spring	$9.83
Stonebriar	$8.70
Sugar	$11.28
Summerset	$14.22
Sundance	$9.92
Sunnyside	$10.49
Swift	$9.14
Taylor	$9.37
Terracotta	$7.42
Theodore	$9.94
Tulip	$9.17
Tuscan	$16.45
Tuscarora	$11.04
Tuxford	$6.96
Vernon	$10.02
Walton	$9.68
Wave	$4.18
Weldon	$12.30
Wellington	$9.08
Wentworth	$15.82
Wescott	$8.69
Westchester	$9.98
Wildwood	$11.91
Willow	$9.72
Wilson	$10.47
Winchester	$10.02
Windsor	$11.52
Winston	$9.14
Wisteria	$11.37

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	100	101	Abbington	Abernant	Alvin	Amber	Apollo
ASSETS
Current assets:
Cash	$12,362	$7,548	$11,071	$12,964	$22,576	$5,452	$314
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,714	2,737	8,610	3,726	2,242	4,278	1,381
Property and equipment, net	560,181	585,695	440,876	215,549	301,368	272,618	188,088
Total assets	$578,256	$595,980	$460,790	$232,450	$326,440	$286,072	$192,849

LIABILITIES
Current liabilities:
Accrued expenses	$5,824	$3,524	$3,263	$3,232	$2,971	$2,020	$1,804
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	25,370	28,288	22,422	2,993	4,306	7,355	11,221
Tenant deposits	2,995	3,095	2,845	1,745	2,545	1,950	1,345
Note payable, related party	-	25,000	-	-	-	6,900	20,000
Mortgage payables	-	-	-	-	-	198,887	133,426
Total liabilities	$34,190	$59,906	$28,529	$7,970	$9,821	$217,113	$167,795

MEMBERS' EQUITY (DEFICIT)
Members' capital	569,592	620,417	445,608	229,030	305,361	108,379	69,677
Accumulated deficit	(25,526)	(84,344)	(13,347)	(4,550)	11,258	(39,421)	(44,623)
Total members' equity (deficit)	$544,067	$536,073	$432,261	$224,480	$316,619	$68,959	$25,054
Total liabilities and members' equity (deficit)	$578,256	$595,980	$460,790	$232,450	$326,440	$286,072	$192,849

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	544,067	536,073	432,261	224,480	316,619	68,959	25,054
Net adjustments to fair value	39,719	30,649	82,961	54,237	104,730	91,271	42,645
TOTAL NET ASSETS	$583,785	$566,723	$515,221	$278,717	$421,349	$160,230	$67,698
NET ASSET VALUE PER INTEREST	$8.45	$7.92	$9.39	$10.24	$11.28	$11.20	$7.52

	Aster	Augusta	Avebury	Avondale	Badminton	Ballinger	Bandelier
ASSETS
Current assets:
Cash	$4,762	$20,674	$1,921	$9,947	$6,276	$8,511	$8,320
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,047	3,969	4,630	3,922	3,565	4,459	4,089
Property and equipment, net	241,244	279,151	263,680	309,844	229,795	285,475	316,064
Total assets	$253,150	$304,303	$272,791	$323,713	$241,922	$298,444	$332,085

LIABILITIES
Current liabilities:
Accrued expenses	$1,141	$892	$1,377	$404	$1,775	$2,420	$1,160
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,364	8,115	9,785	9,240	5,591	6,009	7,087
Tenant deposits	2,245	1,995	1,795	1,995	2,195	2,320	2,245
Note payable, related party	19,100	-	5,400	-	17,300	-	-
Mortgage payables	124,548	-	201,011	-	172,082	-	242,695
Total liabilities	$152,399	$11,002	$219,368	$11,640	$198,943	$10,749	$253,188

MEMBERS' EQUITY (DEFICIT)
Members' capital	147,017	292,559	92,478	326,651	75,080	295,302	115,140
Accumulated deficit	(46,266)	742	(39,055)	(14,577)	(32,102)	(7,607)	(36,243)
Total members' equity (deficit)	$100,751	$293,301	$53,423	$312,074	$42,979	$287,695	$78,897
Total liabilities and members' equity (deficit)	$253,150	$304,303	$272,791	$323,713	$241,922	$298,444	$332,085

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	100,751	293,301	53,423	312,074	42,979	287,695	78,897
Net adjustments to fair value	73,361	56,433	56,901	55,193	103,341	73,028	99,019
TOTAL NET ASSETS	$174,112	$349,733	$110,324	$367,267	$146,320	$360,723	$177,916
NET ASSET VALUE PER INTEREST	$10.09	$9.94	$8.85	$9.44	$13.59	$10.24	$12.06

	Baron	Basil	Bayside	Bazzel	Bedford	Bella	Belle
ASSETS
Current assets:
Cash	$10,461	$6,655	$3,615	$10,046	$5,113	$4,317	$6,119
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	2,365	4,122	4,902	4,304	5,245	3,984	2,306
Property and equipment, net	533,144	179,168	227,065	244,261	254,565	295,685	402,804
Total assets	$545,970	$192,243	$240,298	$259,553	$266,877	$304,479	$412,028

LIABILITIES
Current liabilities:
Accrued expenses	$5,155	$567	$1,845	$5,794	$1,642	$3,854	$209
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	23,669	6,207	5,904	13,081	4,237	4,916	22,004
Tenant deposits	3,345	1,595	2,619	1,845	2,295	1,945	2,649
Note payable, related party	-	9,700	10,000	21,700	13,300	8,500	14,600
Mortgage payables	-	129,869	163,697	-	194,619	-	-
Total liabilities	$32,169	$147,937	$184,064	$42,420	$216,092	$19,216	$39,462

MEMBERS' EQUITY (DEFICIT)
Members' capital	537,068	60,288	82,354	245,409	88,564	307,385	424,526
Accumulated deficit	(23,267)	(15,981)	(26,119)	(28,275)	(37,779)	(22,121)	(51,960)
Total members' equity (deficit)	$513,801	$44,307	$56,234	$217,133	$50,785	$285,264	$372,566
Total liabilities and members' equity (deficit)	$545,970	$192,243	$240,298	$259,553	$266,877	$304,479	$412,028

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	513,801	44,307	56,234	217,133	50,785	285,264	372,566
Net adjustments to fair value	12,346	97,780	103,711	68,700	74,154	80,878	9,946
TOTAL NET ASSETS	$526,147	$142,087	$159,945	$285,834	$124,939	$366,141	$382,512
NET ASSET VALUE PER INTEREST	$8.09	$15.03	$13.01	$9.85	$10.23	$10.09	$7.66

	Belvedere	Bergenia	Blossom	Bonneau	Brainerd	Braxton	Brennan
ASSETS
Current assets:
Cash	$18,519	$12,455	$10,877	$7,816	$11,997	$11,761	$2,075
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,619	3,291	3,522	4,593	4,648	3,819	4,975
Property and equipment, net	277,523	205,554	233,589	309,678	269,082	296,781	206,615
Total assets	$300,661	$221,300	$248,195	$322,354	$286,052	$312,848	$217,177

LIABILITIES
Current liabilities:
Accrued expenses	$21	$2,264	$2,704	$7,819	$3,828	$1,078	$2,345
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	8,926	3,388	10,073	7,360	5,187	13,219	20,319
Tenant deposits	2,295	1,845	1,845	2,295	2,595	2,045	1,545
Note payable, related party	-	-	7,400	5,000	-	10,700	35,200
Mortgage payables	-	-	-	-	143,550	-	154,066
Total liabilities	$11,242	$7,497	$22,022	$22,474	$155,159	$27,042	$213,475

MEMBERS' EQUITY (DEFICIT)
Members' capital	279,056	213,992	245,520	321,439	146,852	302,477	84,906
Accumulated deficit	10,362	(189)	(19,346)	(21,559)	(15,960)	(16,671)	(81,204)
Total members' equity (deficit)	$289,419	$213,803	$226,174	$299,880	$130,893	$285,806	$3,702
Total liabilities and members' equity (deficit)	$300,661	$221,300	$248,195	$322,354	$286,052	$312,848	$217,177

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	289,419	213,803	226,174	299,880	130,893	285,806	3,702
Net adjustments to fair value	56,339	38,500	70,678	87,417	69,472	96,465	74,210
TOTAL NET ASSETS	$345,757	$252,303	$296,851	$387,297	$200,365	$382,270	$77,913
NET ASSET VALUE PER INTEREST	$9.89	$9.75	$9.74	$9.95	$10.37	$10.09	$7.35

	Briarwood	Brooklyn	Burlington	Butter	Calvin	Camino	Cawley
ASSETS
Current assets:
Cash	$11,917	$1,615	$9,900	$7,700	$18,961	$6,736	$12,873
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,469	3,028	6,850	9,623	3,725	2,978	4,133
Property and equipment, net	197,774	156,069	592,906	339,042	223,396	242,950	296,081
Total assets	$213,397	$160,939	$611,084	$359,723	$246,280	$252,667	$313,632

LIABILITIES
Current liabilities:
Accrued expenses	$1,095	$2,599	$5,819	$2,773	$3,089	$2,623	$761
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,317	3,248	26,715	6,089	3,143	5,545	8,705
Tenant deposits	1,995	1,249	3,195	2,795	1,795	1,595	2,195
Note payable, related party	-	24,100	4,000	24,200	-	-	-
Mortgage payables	-	82,170	-	260,068	-	-	-
Total liabilities	$7,407	$113,366	$39,729	$295,924	$8,026	$9,763	$11,661

MEMBERS' EQUITY (DEFICIT)
Members' capital	207,456	94,432	601,877	111,272	231,147	245,575	304,877
Accumulated deficit	(1,467)	(46,860)	(30,522)	(47,473)	7,107	(2,671)	(2,906)
Total members' equity (deficit)	$205,989	$47,573	$571,355	$63,799	$238,254	$242,904	$301,971
Total liabilities and members' equity (deficit)	$213,397	$160,939	$611,084	$359,723	$246,280	$252,667	$313,632

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	205,989	47,573	571,355	63,799	238,254	242,904	301,971
Net adjustments to fair value	44,185	53,329	46,377	120,578	41,139	47,009	58,498
TOTAL NET ASSETS	$250,174	$100,902	$617,732	$184,378	$279,393	$289,913	$360,469
NET ASSET VALUE PER INTEREST	$9.86	$8.59	$8.55	$11.66	$9.87	$9.41	$9.72

	Chaparral	Chelsea	Chester	Chickamauga	Chinook	Chitwood	Clover
ASSETS
Current assets:
Cash	$9,843	$8,159	$10,409	$15,883	$9,541	$11,077	$6,413
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,320	4,898	5,653	6,014	4,165	5,005	4,060
Property and equipment, net	171,164	279,433	340,098	345,254	291,472	350,341	303,143
Total assets	$184,357	$295,736	$360,754	$367,748	$305,802	$366,440	$313,829

LIABILITIES
Current liabilities:
Accrued expenses	$4,351	$2,308	$939	$3,173	$805	$6,083	$3,945
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,458	5,993	9,759	7,082	8,284	8,159	15,575
Tenant deposits	1,695	1,895	3,943	3,693	1,995	2,795	-
Note payable, related party	-	-	-	-	5,200	-	5,600
Mortgage payables	103,398	213,421	182,002	-	-	-	-
Total liabilities	$116,901	$223,617	$196,642	$13,948	$16,285	$17,037	$25,120

MEMBERS' EQUITY (DEFICIT)
Members' capital	66,894	92,184	202,864	344,191	303,072	351,264	306,358
Accumulated deficit	562	(20,065)	(38,752)	9,608	(13,554)	(1,860)	(17,649)
Total members' equity (deficit)	$67,456	$72,119	$164,112	$353,799	$289,517	$349,403	$288,710
Total liabilities and members' equity (deficit)	$184,357	$295,736	$360,754	$367,748	$305,802	$366,440	$313,829

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	67,456	72,119	164,112	353,799	289,517	349,403	288,710
Net adjustments to fair value	120,161	55,559	102,648	89,753	57,797	94,053	67,349
TOTAL NET ASSETS	$187,617	$127,679	$266,760	$443,553	$347,315	$443,457	$356,059
NET ASSET VALUE PER INTEREST	$17.90	$9.32	$10.76	$10.30	$9.62	$10.06	$9.41

	Coatbridge	Collier	Collinston	Conway	Cove	Creekside	Creekwood
ASSETS
Current assets:
Cash	$3,244	$7,653	$1,764	$9,285	$9,383	$8,921	$7,103
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,222	4,713	7,419	6,975	10,337	4,285	6,200
Property and equipment, net	244,698	325,244	188,093	628,981	197,001	284,825	265,007
Total assets	$255,315	$337,637	$198,211	$645,871	$216,941	$298,203	$282,399

LIABILITIES
Current liabilities:
Accrued expenses	$678	$1,438	$1,556	$4,603	$3,563	$3,794	$1,181
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,119	16,677	3,748	14,200	5,863	6,533	6,642
Tenant deposits	3,143	2,445	1,595	3,645	1,695	2,395	1,795
Note payable, related party	25,400	-	35,600	13,400	24,700	-	-
Mortgage payables	173,364	-	134,973	-	-	-	141,490
Total liabilities	$208,703	$20,560	$177,473	$35,848	$35,821	$12,722	$151,107

MEMBERS' EQUITY (DEFICIT)
Members' capital	94,534	319,895	81,405	653,871	214,897	275,533	162,057
Accumulated deficit	(47,923)	(2,817)	(60,666)	(43,848)	(33,777)	9,948	(30,765)
Total members' equity (deficit)	$46,611	$317,077	$20,739	$610,023	$181,120	$285,481	$131,292
Total liabilities and members' equity (deficit)	$255,315	$337,637	$198,211	$645,871	$216,941	$298,203	$282,399

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	46,611	317,077	20,739	610,023	181,120	285,481	131,292
Net adjustments to fair value	89,262	107,158	84,766	113,010	55,470	79,620	44,370
TOTAL NET ASSETS	$135,873	$424,235	$105,504	$723,033	$236,590	$365,101	$175,661
NET ASSET VALUE PER INTEREST	$10.38	$10.67	$10.33	$9.31	$9.60	$10.24	$9.05

	Cumberland	Cupcake	Cypress	Daisy	Davidson	Dawson	Delta
ASSETS
Current assets:
Cash	$9,324	$8,002	$2,061	$6,679	$4,164	$3,320	$6,081
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,762	3,245	4,796	4,409	3,417	4,062	6,920
Property and equipment, net	271,278	201,975	341,506	275,866	188,749	202,231	314,248
Total assets	$284,574	$214,766	$359,542	$287,067	$198,620	$213,101	$329,887

LIABILITIES
Current liabilities:
Accrued expenses	$2,827	$1,101	$172	$2,772	$1,468	$487	$1,842
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	8,055	6,115	7,772	8,134	6,145	6,602	13,949
Tenant deposits	2,145	1,595	2,395	1,695	1,495	1,745	2,195
Note payable, related party	-	-	15,200	-	14,600	23,900	95,700
Mortgage payables	-	150,257	179,312	-	145,400	144,363	224,662
Total liabilities	$13,027	$159,067	$204,851	$12,602	$169,108	$177,098	$338,348

MEMBERS' EQUITY (DEFICIT)
Members' capital	273,367	59,087	201,537	275,319	68,923	79,094	118,520
Accumulated deficit	(1,820)	(3,388)	(46,846)	(853)	(39,412)	(43,090)	(126,981)
Total members' equity (deficit)	$271,547	$55,699	$154,691	$274,465	$29,512	$36,004	$(8,461)
Total liabilities and members' equity (deficit)	$284,574	$214,766	$359,542	$287,067	$198,620	$213,101	$329,887

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	271,547	55,699	154,691	274,465	29,512	36,004	(8,461)
Net adjustments to fair value	44,353	121,554	37,106	79,754	79,099	92,102	67,513
TOTAL NET ASSETS	$315,900	$177,253	$191,797	$354,219	$108,611	$128,105	$59,052
NET ASSET VALUE PER INTEREST	$9.23	$16.48	$7.80	$10.21	$11.75	$11.68	$4.07

	Dewberry	Diablo	Dogwood	Dolittle	Dolly	Dops	Dorchester
ASSETS
Current assets:
Cash	$3,724	$5,450	$8,607	$5,925	$10,353	$8,834	$3,138
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,701	5,749	2,569	5,227	6,639	4,929	4,432
Property and equipment, net	168,121	271,223	220,049	274,504	631,660	189,814	320,977
Total assets	$179,712	$285,068	$231,558	$287,872	$648,901	$205,186	$329,249

LIABILITIES
Current liabilities:
Accrued expenses	$362	$3,748	$2,005	$2,433	$3,673	$2,678	$9,379
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	9,930	6,482	9,975	8,919	17,404	5,055	14,364
Tenant deposits	1,695	2,145	1,750	2,295	3,995	1,495	2,195
Note payable, related party	18,500	28,300	-	6,300	-	-	52,800
Mortgage payables	119,557	205,892	-	205,578	-	-	-
Total liabilities	$150,044	$246,567	$13,730	$225,525	$25,072	$9,228	$78,738

MEMBERS' EQUITY (DEFICIT)
Members' capital	66,388	95,291	219,848	94,446	656,950	192,049	338,578
Accumulated deficit	(36,719)	(56,790)	(2,020)	(32,099)	(33,121)	3,908	(88,067)
Total members' equity (deficit)	$29,669	$38,501	$217,828	$62,347	$623,829	$195,958	$250,511
Total liabilities and members' equity (deficit)	$179,712	$285,068	$231,558	$287,872	$648,901	$205,186	$329,249

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	29,669	38,501	217,828	62,347	623,829	195,958	250,511
Net adjustments to fair value	81,196	66,314	67,406	98,122	72,638	59,407	112,496
TOTAL NET ASSETS	$110,865	$104,815	$285,234	$160,469	$696,467	$255,365	$363,007
NET ASSET VALUE PER INTEREST	$12.10	$8.13	$10.27	$12.00	$8.85	$10.61	$9.07

	Dunbar	Eagle	Eastfair	Eastwood	Elevation	Ella	Ellen
ASSETS
Current assets:
Cash	$3,783	$8,253	$4,756	$12,382	$2,883	$7,500	$14,955
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	2,689	3,935	4,892	4,616	7,984	4,090	4,442
Property and equipment, net	308,784	253,912	190,215	302,106	243,195	243,303	234,284
Total assets	$315,256	$270,095	$194,557	$319,349	$257,050	$255,085	$254,031

LIABILITIES
Current liabilities:
Accrued expenses	$2,730	$1,301	$1,088	$2,697	$2,164	$2,803	$3,364
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	15,165	5,606	2,696	4,212	11,611	6,391	3,739
Tenant deposits	-	1,995	1,949	2,395	1,895	1,995	2,693
Note payable, related party	58,200	-	17,500	-	55,100	-	-
Mortgage payables	-	131,924	148,088	-	170,509	-	-
Total liabilities	$76,095	$140,825	$171,320	$9,304	$241,279	$11,189	$9,796

MEMBERS' EQUITY (DEFICIT)
Members' capital	320,028	140,300	59,630	327,610	100,255	253,128	249,931
Accumulated deficit	(80,867)	(11,030)	(36,394)	(17,565)	(84,484)	(9,232)	(5,696)
Total members' equity (deficit)	$239,160	$129,269	$23,237	$310,046	$15,771	$243,896	$244,235
Total liabilities and members' equity (deficit)	$315,256	$270,095	$194,557	$319,349	$257,050	$255,085	$254,031

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	239,160	129,269	23,237	310,046	15,771	243,896	244,235
Net adjustments to fair value	74,558	119,051	81,798	95,886	91,039	68,954	31,126
TOTAL NET ASSETS	$313,718	$248,320	$105,034	$405,932	$106,810	$312,850	$275,361
NET ASSET VALUE PER INTEREST	$8.55	$13.47	$12.41	$10.83	$8.50	$10.21	$9.27

	Elm	Emporia	Ensenada	Falcon	Felix	Fenwick	Fletcher
ASSETS
Current assets:
Cash	$2,658	$3,609	$6,200	$9,313	$7,614	$11,677	$17,029
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,921	2,021	2,324	4,672	3,923	3,508	2,692
Property and equipment, net	146,876	318,167	506,774	254,570	237,604	282,226	166,016
Total assets	$157,032	$326,416	$517,640	$272,644	$249,474	$297,929	$185,736

LIABILITIES
Current liabilities:
Accrued expenses	$1,385	$1,661	$(1,707)	$2,301	$950	$835	$809
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,022	9,831	5,424	7,632	5,328	7,772	3,557
Tenant deposits	1,495	-	3,195	2,345	2,393	1,850	1,395
Note payable, related party	12,400	29,700	16,100	-	-	-	-
Mortgage payables	105,916	242,743	388,812	131,914	-	-	-
Total liabilities	$126,219	$283,935	$411,824	$144,192	$8,670	$10,456	$5,761

MEMBERS' EQUITY (DEFICIT)
Members' capital	57,130	117,636	179,659	139,755	242,715	299,637	174,489
Accumulated deficit	(26,317)	(75,155)	(73,843)	(11,303)	(1,911)	(12,164)	5,486
Total members' equity (deficit)	$30,814	$42,480	$105,816	$128,452	$240,804	$287,473	$179,975
Total liabilities and members' equity (deficit)	$157,032	$326,416	$517,640	$272,644	$249,474	$297,929	$185,736

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	30,814	42,480	105,816	128,452	240,804	287,473	179,975
Net adjustments to fair value	100,196	22,125	81,279	111,760	39,777	67,413	28,924
TOTAL NET ASSETS	$131,010	$64,605	$187,095	$240,212	$280,581	$354,886	$208,899
NET ASSET VALUE PER INTEREST	$15.96	$4.24	$8.09	$13.07	$9.48	$10.00	$9.69

	Folly	Forest	Foster	Franklin	Gardens	General	Goose
ASSETS
Current assets:
Cash	$12,789	$7,071	$16,459	$11,361	$5,178	$8,950	$8,782
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,050	16,285	1,388	4,674	4,919	2,502	3,742
Property and equipment, net	288,465	317,853	295,026	284,599	203,981	298,156	236,624
Total assets	$306,861	$346,219	$312,873	$301,157	$215,192	$310,075	$253,139

LIABILITIES
Current liabilities:
Accrued expenses	$7,139	$(735)	$4,964	$6,952	$1,438	$3,831	$1,241
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	17,873	12,194	5,121	7,930	5,074	4,726	7,069
Tenant deposits	2,695	2,445	2,349	2,595	1,595	2,495	1,895
Note payable, related party	6,600	60,400	-	-	11,000	-	-
Mortgage payables	-	225,405	-	-	134,943	-	122,839
Total liabilities	$34,307	$299,709	$12,433	$17,477	$154,050	$11,052	$133,044

MEMBERS' EQUITY (DEFICIT)
Members' capital	299,950	132,091	304,917	297,956	81,783	305,297	128,036
Accumulated deficit	(27,396)	(85,581)	(4,477)	(14,276)	(20,642)	(6,274)	(7,942)
Total members' equity (deficit)	$272,553	$46,510	$300,440	$283,680	$61,142	$299,023	$120,094
Total liabilities and members' equity (deficit)	$306,861	$346,219	$312,873	$301,157	$215,192	$310,075	$253,139

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	272,553	46,510	300,440	283,680	61,142	299,023	120,094
Net adjustments to fair value	76,078	139,771	114,678	71,136	43,577	74,873	129,087
TOTAL NET ASSETS	$348,632	$186,281	$415,118	$354,816	$104,719	$373,896	$249,181
NET ASSET VALUE PER INTEREST	$9.63	$11.48	$11.12	$10.00	$9.11	$9.98	$14.45

	Grant	Greenhill	Gretal	Grove	Hadden	Hansard	Hansel
ASSETS
Current assets:
Cash	$8,592	$6,158	$14,096	$3,287	$2,863	$14,307	$6,844
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,852	5,313	4,980	4,442	3,588	6,927	5,090
Property and equipment, net	337,966	295,225	415,537	209,545	199,248	281,408	372,758
Total assets	$354,885	$309,948	$434,810	$219,074	$207,814	$302,742	$390,892

LIABILITIES
Current liabilities:
Accrued expenses	$1,236	$1,442	$2,382	$1,456	$1,123	$2,831	$1,116
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,955	4,157	8,763	6,203	2,977	5,545	8,145
Tenant deposits	-	3,119	2,395	1,869	1,645	4,840	3,003
Note payable, related party	-	6,100	-	11,100	6,800	-	22,600
Mortgage payables	256,674	225,640	-	155,805	141,907	-	197,724
Total liabilities	$264,864	$240,458	$13,540	$176,432	$154,452	$13,216	$232,588

MEMBERS' EQUITY (DEFICIT)
Members' capital	116,398	93,005	430,985	80,727	79,294	281,912	222,848
Accumulated deficit	(26,378)	(23,515)	(9,716)	(38,085)	(25,932)	7,614	(64,545)
Total members' equity (deficit)	$90,021	$69,490	$421,269	$42,642	$53,362	$289,526	$158,304
Total liabilities and members' equity (deficit)	$354,885	$309,948	$434,810	$219,074	$207,814	$302,742	$390,892

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	90,021	69,490	421,269	42,642	53,362	289,526	158,304
Net adjustments to fair value	113,752	68,155	90,634	52,608	53,049	95,428	61,001
TOTAL NET ASSETS	$203,772	$137,645	$511,904	$95,250	$106,411	$384,954	$219,305
NET ASSET VALUE PER INTEREST	$12.59	$10.08	$9.79	$9.32	$9.75	$10.93	$8.21

	Hargrave	Harrison	Henry	Heritage	Heron	Highland	Hines
ASSETS
Current assets:
Cash	$4,264	$11,584	$7,857	$7,430	$4,531	$5,296	$8,229
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,851	5,961	2,035	4,569	5,110	1,857	3,646
Property and equipment, net	221,068	420,343	394,106	266,955	263,263	262,801	238,039
Total assets	$230,382	$443,426	$404,059	$284,097	$276,898	$269,954	$249,914

LIABILITIES
Current liabilities:
Accrued expenses	$3,348	$2,450	$1,851	$1,291	$2,861	$4,807	$2,746
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	334	9,206	14,508	7,325	9,172	10,806	10,808
Tenant deposits	3,190	3,045	2,395	1,995	2,369	-	1,845
Note payable, related party	10,300	-	45,500	19,300	7,100	-	8,200
Mortgage payables	-	225,215	-	200,999	198,912	-	-
Total liabilities	$17,173	$239,916	$64,254	$230,909	$220,414	$15,612	$23,599

MEMBERS' EQUITY (DEFICIT)
Members' capital	246,485	237,789	405,923	96,946	97,892	267,550	244,058
Accumulated deficit	(33,276)	(34,279)	(66,118)	(43,758)	(41,408)	(13,208)	(17,743)
Total members' equity (deficit)	$213,209	$203,510	$339,805	$53,187	$56,484	$254,342	$226,315
Total liabilities and members' equity (deficit)	$230,382	$443,426	$404,059	$284,097	$276,898	$269,954	$249,914

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	213,209	203,510	339,805	53,187	56,484	254,342	226,315
Net adjustments to fair value	44,393	107,773	51,572	53,131	76,444	64,780	64,969
TOTAL NET ASSETS	$257,603	$311,283	$391,377	$106,318	$132,928	$319,122	$291,284
NET ASSET VALUE PER INTEREST	$9.19	$10.37	$8.33	$8.51	$10.47	$9.92	$9.89

	Hobbes	Holcomb	Holland	Hollandaise	Holloway	Inglewood	Irene
ASSETS
Current assets:
Cash	$7,979	$16,400	$4,705	$5,980	$4,916	$12,381	$15,704
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,467	620	4,667	11,305	3,800	5,378	2,772
Property and equipment, net	221,357	324,324	188,264	331,862	300,682	623,737	166,016
Total assets	$233,002	$341,344	$201,299	$354,247	$313,060	$642,528	$184,703

LIABILITIES
Current liabilities:
Accrued expenses	$3,041	$2,479	$1,127	$1,056	$(68)	$4,602	$936
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,048	19,035	9,114	11,386	8,906	16,325	4,128
Tenant deposits	2,393	2,095	2,168	1,895	3,119	3,445	1,395
Note payable, related party	-	-	-	13,200	9,900	-	-
Mortgage payables	-	-	145,405	253,167	218,484	-	-
Total liabilities	$8,481	$23,609	$157,814	$280,705	$240,341	$24,372	$6,460

MEMBERS' EQUITY (DEFICIT)
Members' capital	237,804	332,579	78,591	131,404	112,693	655,720	173,575
Accumulated deficit	(13,283)	(14,844)	(35,106)	(57,861)	(39,974)	(37,564)	4,668
Total members' equity (deficit)	$224,521	$317,735	$43,486	$73,543	$72,719	$618,156	$178,243
Total liabilities and members' equity (deficit)	$233,002	$341,344	$201,299	$354,247	$313,060	$642,528	$184,703

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	224,521	317,735	43,486	73,543	72,719	618,156	178,243
Net adjustments to fair value	45,627	24,905	75,532	77,429	118,504	131,375	28,798
TOTAL NET ASSETS	$270,148	$342,640	$119,017	$150,972	$191,222	$749,531	$207,041
NET ASSET VALUE PER INTEREST	$9.63	$8.38	$11.78	$9.21	$12.96	$9.64	$9.61

	Jack	Jake	Jefferson	Jill	Johnny	June	Jupiter
ASSETS
Current assets:
Cash	$5,693	$7,823	$14,846	$8,021	$7,522	$7,547	$9,090
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,319	9,652	4,692	4,459	6,152	5,584	3,466
Property and equipment, net	379,865	538,183	254,791	368,177	536,441	536,441	188,089
Total assets	$396,591	$556,039	$275,201	$388,166	$550,291	$549,750	$203,391

LIABILITIES
Current liabilities:
Accrued expenses	$1,074	$7,153	$2,302	$880	$3,629	$8,054	$1,124
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	8,165	24,458	5,042	10,207	23,530	23,460	6,124
Tenant deposits	3,143	2,995	2,595	2,195	2,995	2,945	1,550
Note payable, related party	17,200	16,900	-	-	15,200	12,600	6,900
Mortgage payables	287,064	-	-	197,048	-	-	138,201
Total liabilities	$316,645	$51,506	$9,939	$210,330	$45,354	$47,059	$153,900

MEMBERS' EQUITY (DEFICIT)
Members' capital	140,825	567,306	250,182	214,282	552,405	562,707	77,533
Accumulated deficit	(60,879)	(62,773)	15,080	(36,447)	(47,468)	(60,016)	(28,042)
Total members' equity (deficit)	$79,946	$504,533	$265,262	$177,836	$504,938	$502,692	$49,491
Total liabilities and members' equity (deficit)	$396,591	$556,039	$275,201	$388,166	$550,291	$549,750	$203,391

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	79,946	504,533	265,262	177,836	504,938	502,692	49,491
Net adjustments to fair value	112,659	37,089	73,702	65,903	69,051	69,313	74,499
TOTAL NET ASSETS	$192,605	$541,623	$338,964	$243,739	$573,989	$572,005	$123,990
NET ASSET VALUE PER INTEREST	$10.50	$8.13	$10.62	$9.09	$8.68	$8.62	$11.81

	Kawana	Kennesaw	Kenny	KerriAnn	Kessler	Kingsley	Kirkwood
ASSETS
Current assets:
Cash	$5,304	$7,381	$9,148	$3,084	$3,870	$4,037	$1,503
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	2,805	6,405	2,986	5,494	2,386	6,345	3,782
Property and equipment, net	249,859	389,098	631,660	304,446	238,725	278,928	243,693
Total assets	$261,946	$403,172	$644,043	$316,555	$248,025	$289,392	$253,660

LIABILITIES
Current liabilities:
Accrued expenses	$1,483	$310	$3,992	$1,509	$1,043	$1,018	$2,111
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,810	19,279	16,321	12,433	5,851	11,920	4,693
Tenant deposits	2,543	2,595	3,345	1,995	1,595	2,869	2,393
Note payable, related party	-	-	5,100	23,600	13,600	15,600	34,100
Mortgage payables	190,580	-	-	235,722	125,540	212,535	180,138
Total liabilities	$200,416	$22,184	$28,758	$275,258	$147,629	$243,942	$223,434

MEMBERS' EQUITY (DEFICIT)
Members' capital	84,911	404,101	674,153	114,592	146,935	95,286	86,877
Accumulated deficit	(23,382)	(23,113)	(58,868)	(73,295)	(46,539)	(49,836)	(56,651)
Total members' equity (deficit)	$61,530	$380,988	$615,285	$41,297	$100,396	$45,450	$30,225
Total liabilities and members' equity (deficit)	$261,946	$403,172	$644,043	$316,555	$248,025	$289,392	$253,660

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	61,530	380,988	615,285	41,297	100,396	45,450	30,225
Net adjustments to fair value	69,592	77,866	81,460	80,650	71,688	118,736	65,724
TOTAL NET ASSETS	$131,122	$458,854	$696,745	$121,947	$172,084	$164,185	$95,949
NET ASSET VALUE PER INTEREST	$10.33	$9.47	$8.89	$8.50	$10.09	$13.01	$8.46

	Korin	Lallie	Lanier	Lannister	Latte	Lennox	Lierly
ASSETS
Current assets:
Cash	$16,682	$4,197	$3,851	$1,995	$15,378	$4,517	$13,798
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,908	2,898	4,906	3,440	5,662	4,074	3,585
Property and equipment, net	257,672	334,198	347,421	161,936	334,057	191,725	186,496
Total assets	$278,262	$345,338	$362,114	$172,224	$355,385	$202,330	$203,914

LIABILITIES
Current liabilities:
Accrued expenses	$3,942	$234	$1,102	$1,555	$5,463	$516	$4,796
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	8,387	38,875	8,153	6,181	14,671	5,033	7,593
Tenant deposits	1,995	-	2,195	1,395	2,195	1,795	1,750
Note payable, related party	-	57,200	11,800	18,700	12,600	9,700	-
Mortgage payables	-	237,818	261,497	112,797	-	137,919	129,994
Total liabilities	$14,324	$334,127	$284,747	$140,628	$34,929	$154,963	$144,133

MEMBERS' EQUITY (DEFICIT)
Members' capital	252,491	121,831	125,554	74,634	341,995	69,340	55,570
Accumulated deficit	11,448	(110,620)	(48,187)	(43,037)	(21,539)	(21,973)	4,210
Total members' equity (deficit)	$263,938	$11,212	$77,367	$31,597	$320,457	$47,367	$59,780
Total liabilities and members' equity (deficit)	$278,262	$345,338	$362,114	$172,224	$355,385	$202,330	$203,914

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	263,938	11,212	77,367	31,597	320,457	47,367	59,780
Net adjustments to fair value	102,484	82,619	80,666	42,523	106,873	99,473	189,968
TOTAL NET ASSETS	$366,422	$93,831	$158,033	$74,120	$427,330	$146,840	$249,748
NET ASSET VALUE PER INTEREST	$11.30	$5.92	$9.58	$7.83	$10.39	$13.86	$26.41

	Lily	Limestone	Litton	Longwoods	Lookout	Loretta	Louis
ASSETS
Current assets:
Cash	$4,232	$4,163	$11,348	$5,080	$10,428	$7,454	$17,442
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,285	4,891	4,755	1,552	3,199	9,435	6,803
Property and equipment, net	475,821	260,234	296,973	253,576	315,307	628,630	253,497
Total assets	$494,198	$272,539	$313,299	$260,207	$329,039	$646,148	$278,303

LIABILITIES
Current liabilities:
Accrued expenses	$304	$1,612	$2,314	$4,563	$1,909	$4,535	$3,875
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	12,576	7,420	5,931	4,589	13,404	13,830	4,494
Tenant deposits	2,395	2,095	2,545	1,995	2,245	6,390	1,895
Note payable, related party	64,000	21,400	-	-	-	3,200	-
Mortgage payables	308,842	201,043	158,400	-	-	-	-
Total liabilities	$388,117	$233,570	$169,190	$11,148	$17,558	$27,955	$10,264

MEMBERS' EQUITY (DEFICIT)
Members' capital	205,391	103,398	162,381	266,859	312,434	643,274	266,064
Accumulated deficit	(99,309)	(64,429)	(18,272)	(17,799)	(953)	(25,081)	1,975
Total members' equity (deficit)	$106,082	$38,969	$144,109	$249,059	$311,481	$618,193	$268,039
Total liabilities and members' equity (deficit)	$494,198	$272,539	$313,299	$260,207	$329,039	$646,148	$278,303

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	106,082	38,969	144,109	249,059	311,481	618,193	268,039
Net adjustments to fair value	82,689	85,017	94,000	60,919	76,379	110,505	45,569
TOTAL NET ASSETS	$188,771	$123,986	$238,108	$309,978	$387,860	$728,698	$313,608
NET ASSET VALUE PER INTEREST	$7.85	$9.04	$11.13	$9.65	$10.05	$9.58	$9.67

	Louise	Lovejoy	Luna	Lurleen	Madison	Mae	Magnolia
ASSETS
Current assets:
Cash	$7,622	$3,868	$3,947	$3,110	$6,890	$8,912	$6,165
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,010	2,974	4,154	2,108	5,023	7,067	5,104
Property and equipment, net	250,702	266,926	190,215	207,886	188,038	324,262	231,010
Total assets	$267,643	$278,014	$200,237	$213,320	$202,662	$340,637	$245,523

LIABILITIES
Current liabilities:
Accrued expenses	$1,213	$1,169	$947	$3,721	$1,274	$7,596	$1,297
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	9,165	7,545	6,072	4,028	6,843	7,130	6,664
Tenant deposits	1,895	1,995	1,895	-	2,174	4,190	3,290
Note payable, related party	-	12,300	17,800	12,400	15,900	-	23,800
Mortgage payables	180,144	203,104	148,088	108,854	100,027	-	171,258
Total liabilities	$192,417	$226,113	$174,802	$129,003	$126,218	$18,916	$206,309

MEMBERS' EQUITY (DEFICIT)
Members' capital	90,858	91,600	59,442	121,511	111,357	328,416	87,639
Accumulated deficit	(15,632)	(39,700)	(34,008)	(37,193)	(34,912)	(6,694)	(48,425)
Total members' equity (deficit)	$75,226	$51,901	$25,434	$84,317	$76,445	$321,721	$39,214
Total liabilities and members' equity (deficit)	$267,643	$278,014	$200,237	$213,320	$202,662	$340,637	$245,523

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	75,226	51,901	25,434	84,317	76,445	321,721	39,214
Net adjustments to fair value	64,226	28,325	95,279	59,042	34,487	94,166	51,107
TOTAL NET ASSETS	$139,453	$80,226	$120,713	$143,360	$110,931	$415,888	$90,321
NET ASSET VALUE PER INTEREST	$10.54	$6.28	$13.45	$9.33	$8.15	$10.33	$8.12

	Malbec	Mammoth	Marcelo	Marie	Marietta	Marion	Marple
ASSETS
Current assets:
Cash	$3,487	$3,423	$9,133	$17,267	$3,120	$10,261	$5,928
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,425	5,043	4,130	4,297	4,395	4,103	3,163
Property and equipment, net	281,613	310,028	261,399	296,555	277,767	246,314	165,212
Total assets	$292,512	$324,316	$274,663	$318,225	$289,688	$261,847	$174,303

LIABILITIES
Current liabilities:
Accrued expenses	$228	$1,143	$726	$1,672	$1,267	$3,094	$828
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,377	10,664	8,682	5,869	7,757	8,327	5,474
Tenant deposits	2,295	2,095	1,945	2,745	2,195	2,295	1,943
Note payable, related party	6,500	44,300	-	-	18,900	5,800	-
Mortgage payables	205,157	235,775	-	-	148,720	-	-
Total liabilities	$220,557	$293,978	$11,353	$10,286	$178,839	$19,516	$8,245

MEMBERS' EQUITY (DEFICIT)
Members' capital	94,055	118,444	267,767	285,404	169,505	258,328	180,072
Accumulated deficit	(22,101)	(88,105)	(4,458)	22,534	(58,656)	(15,998)	(14,013)
Total members' equity (deficit)	$71,954	$30,339	$263,309	$307,938	$110,849	$242,330	$166,058
Total liabilities and members' equity (deficit)	$292,512	$324,316	$274,663	$318,225	$289,688	$261,847	$174,303

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	71,954	30,339	263,309	307,938	110,849	242,330	166,058
Net adjustments to fair value	173,840	96,428	77,094	138,767	70,440	71,893	29,164
TOTAL NET ASSETS	$245,794	$126,767	$340,403	$446,706	$181,289	$314,223	$195,222
NET ASSET VALUE PER INTEREST	$17.84	$8.66	$10.08	$12.07	$9.00	$10.33	$9.17

	Martell	Mary	Matchingham	McGregor	McLovin	Meadow	Mimosa
ASSETS
Current assets:
Cash	$10,814	$13,775	$3,477	$7,875	$5,004	$4,953	$6,385
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,948	4,191	4,119	4,203	6,599	2,924	4,320
Property and equipment, net	244,697	255,664	188,677	274,081	487,162	285,799	195,503
Total assets	$259,460	$274,110	$198,654	$286,159	$505,895	$297,553	$206,289

LIABILITIES
Current liabilities:
Accrued expenses	$3,027	$2,149	$1,733	$4,274	$(2,089)	$1,105	$2,512
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	8,622	4,309	6,679	15,066	10,696	10,489	4,241
Tenant deposits	1,945	2,095	1,795	1,895	3,495	-	1,495
Note payable, related party	6,200	-	-	-	20,900	-	5,800
Mortgage payables	-	-	144,767	-	364,452	212,866	106,515
Total liabilities	$19,794	$8,552	$154,973	$21,235	$397,453	$224,460	$120,562

MEMBERS' EQUITY (DEFICIT)
Members' capital	260,570	255,228	57,128	274,155	158,966	121,433	114,304
Accumulated deficit	(20,904)	10,329	(13,447)	(9,231)	(50,524)	(48,340)	(28,577)
Total members' equity (deficit)	$239,665	$265,557	$43,680	$264,924	$108,442	$73,093	$85,727
Total liabilities and members' equity (deficit)	$259,460	$274,110	$198,654	$286,159	$505,895	$297,553	$206,289

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	239,665	265,557	43,680	264,924	108,442	73,093	85,727
Net adjustments to fair value	65,406	73,132	61,087	75,894	82,161	93,878	62,652
TOTAL NET ASSETS	$305,071	$338,689	$104,768	$340,818	$190,603	$166,971	$148,379
NET ASSET VALUE PER INTEREST	$9.85	$10.67	$11.12	$9.89	$8.68	$10.87	$9.90

	Mojave	Murphy	Mycroft	Nugget	Odessa	Olive	Oly
ASSETS
Current assets:
Cash	$5,439	$4,158	$2,903	$7,971	$6,758	$3,981	$10,194
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,925	4,365	2,496	6,112	6,280	7,547	1,785
Property and equipment, net	215,003	265,629	168,954	511,616	475,911	206,723	478,528
Total assets	$226,636	$278,155	$174,353	$525,699	$491,585	$221,640	$497,285

LIABILITIES
Current liabilities:
Accrued expenses	$1,169	$2,535	$846	$8,613	$(1,279)	$1,609	$(1,454)
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,971	10,551	4,385	25,743	9,415	7,370	11,773
Tenant deposits	2,195	1,995	1,645	3,295	3,395	1,895	2,995
Note payable, related party	6,900	-	-	-	41,400	19,000	6,000
Mortgage payables	160,364	205,271	-	-	371,436	124,385	365,153
Total liabilities	$176,599	$220,352	$6,876	$37,650	$424,368	$154,260	$384,468

MEMBERS' EQUITY (DEFICIT)
Members' capital	60,656	90,771	176,053	517,352	176,215	104,141	160,868
Accumulated deficit	(10,619)	(32,968)	(8,576)	(29,303)	(108,997)	(36,760)	(48,051)
Total members' equity (deficit)	$50,037	$57,803	$167,477	$488,049	$67,217	$67,380	$112,817
Total liabilities and members' equity (deficit)	$226,636	$278,155	$174,353	$525,699	$491,585	$221,640	$497,285

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	50,037	57,803	167,477	488,049	67,217	67,380	112,817
Net adjustments to fair value	115,907	103,850	31,011	26,445	111,711	70,622	62,904
TOTAL NET ASSETS	$165,943	$161,653	$198,488	$514,494	$178,929	$138,002	$175,721
NET ASSET VALUE PER INTEREST	$15.99	$12.39	$9.15	$8.24	$8.18	$10.11	$8.05

	Onyx	Oscar	Osceola	Osprey	Otoro	Palmer	Patrick
ASSETS
Current assets:
Cash	$6,259	$5,956	$7,844	$9,295	$3,391	$6,517	$10,905
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	2,650	1,650	2,233	2,687	7,833	3,880	2,719
Property and equipment, net	314,366	239,046	263,749	322,187	360,989	278,863	186,109
Total assets	$323,275	$247,404	$276,022	$334,531	$376,798	$289,768	$199,788

LIABILITIES
Current liabilities:
Accrued expenses	$2,330	$952	$253	$8,412	$2,218	$539	$4,089
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,133	5,267	9,590	14,237	24,603	9,938	12,751
Tenant deposits	2,295	-	-	2,295	2,319	1,895	1,595
Note payable, related party	-	-	8,200	-	78,700	-	-
Mortgage payables	-	-	-	-	271,935	-	107,916
Total liabilities	$11,758	$6,219	$18,043	$24,943	$379,776	$12,373	$126,351

MEMBERS' EQUITY (DEFICIT)
Members' capital	321,614	254,513	293,033	334,225	130,815	292,396	83,659
Accumulated deficit	(10,097)	(13,327)	(35,054)	(24,637)	(133,793)	(15,000)	(10,221)
Total members' equity (deficit)	$311,516	$241,185	$257,979	$309,588	$(2,978)	$277,396	$73,437
Total liabilities and members' equity (deficit)	$323,275	$247,404	$276,022	$334,531	$376,798	$289,768	$199,788

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	311,516	241,185	257,979	309,588	(2,978)	277,396	73,437
Net adjustments to fair value	51,257	50,438	62,194	79,391	72,092	55,961	121,000
TOTAL NET ASSETS	$362,773	$291,623	$320,173	$388,979	$69,114	$333,356	$194,437
NET ASSET VALUE PER INTEREST	$9.44	$9.77	$9.56	$9.65	$4.07	$9.60	$17.19

	Peanut	Pearl	Pecan	Peterson	Piedmont	Pinot	Pioneer
ASSETS
Current assets:
Cash	$5,253	$6,303	$10,817	$17,244	$5,202	$7,464	$10,708
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,250	826	3,525	1,742	4,461	4,720	6,657
Property and equipment, net	196,140	498,643	181,536	214,180	351,829	284,334	536,376
Total assets	$209,266	$506,006	$195,909	$233,405	$367,472	$300,137	$553,788

LIABILITIES
Current liabilities:
Accrued expenses	$1,194	$3,584	$4,276	$3,231	$888	$216	$7,581
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,688	22,531	7,746	2,984	10,164	6,482	26,268
Tenant deposits	2,093	-	1,750	-	2,295	2,395	3,445
Note payable, related party	-	7,800	-	-	-	5,900	-
Mortgage payables	145,374	-	112,469	-	188,386	207,286	-
Total liabilities	$155,349	$33,915	$126,241	$6,214	$201,733	$222,279	$37,295

MEMBERS' EQUITY (DEFICIT)
Members' capital	69,093	522,673	68,170	226,656	217,983	92,998	549,142
Accumulated deficit	(15,176)	(50,582)	1,498	534	(52,245)	(15,140)	(32,649)
Total members' equity (deficit)	$53,917	$472,091	$69,669	$227,190	$165,739	$77,858	$516,493
Total liabilities and members' equity (deficit)	$209,266	$506,006	$195,909	$233,405	$367,472	$300,137	$553,788

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	53,917	472,091	69,669	227,190	165,739	77,858	516,493
Net adjustments to fair value	51,625	40,022	131,645	55,541	8,719	171,721	43,675
TOTAL NET ASSETS	$105,542	$512,113	$201,314	$282,731	$174,457	$249,579	$560,169
NET ASSET VALUE PER INTEREST	$10.79	$8.36	$18.83	$10.43	$6.77	$17.97	$8.60

	Plumtree	Point	Porthos	Quincy	Redondo	Regency	Reginald
ASSETS
Current assets:
Cash	$7,832	$5,862	$11,497	$7,425	$5,080	$5,894	$598
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,590	6,377	4,600	6,573	7,016	4,127	3,499
Property and equipment, net	175,331	348,247	284,797	500,974	289,843	264,078	428,567
Total assets	$187,784	$364,869	$300,894	$514,971	$302,147	$274,811	$432,939

LIABILITIES
Current liabilities:
Accrued expenses	$4,251	$1,197	$4,832	$5,341	$5,900	$5,294	$569
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,731	4,242	4,940	11,250	6,500	8,348	29,712
Tenant deposits	1,550	2,095	2,295	3,495	3,143	2,295	5,190
Note payable, related party	-	17,600	-	24,400	9,300	5,000	59,300
Mortgage payables	110,187	265,321	-	-	155,991	136,068	-
Total liabilities	$123,719	$290,455	$12,067	$44,486	$180,832	$157,004	$94,771

MEMBERS' EQUITY (DEFICIT)
Members' capital	64,219	128,227	291,265	516,034	172,987	141,370	434,047
Accumulated deficit	(153)	(53,813)	(2,438)	(45,548)	(51,673)	(23,564)	(95,879)
Total members' equity (deficit)	$64,065	$74,414	$288,827	$470,486	$121,315	$117,806	$338,168
Total liabilities and members' equity (deficit)	$187,784	$364,869	$300,894	$514,971	$302,147	$274,811	$432,939

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	64,065	74,414	288,827	470,486	121,315	117,806	338,168
Net adjustments to fair value	123,759	74,113	63,402	60,915	107,051	113,774	56,382
TOTAL NET ASSETS	$187,825	$148,527	$352,229	$531,401	$228,365	$231,580	$394,550
NET ASSET VALUE PER INTEREST	$17.26	$8.95	$9.86	$8.70	$10.80	$12.45	$7.90

	Reynolds	Ribbonwalk	Richardson	Richmond	Ridge	Ritter	River
ASSETS
Current assets:
Cash	$20,177	$905	$11,080	$15,178	$3,679	$7,520	$7,862
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,503	1,336	3,819	6,216	4,928	4,942	6,082
Property and equipment, net	393,666	285,845	288,322	360,989	192,609	460,992	235,904
Total assets	$419,837	$292,251	$303,436	$382,729	$204,131	$473,556	$252,499

LIABILITIES
Current liabilities:
Accrued expenses	$192	$1,410	$3,280	$4,253	$379	$5,411	$1,723
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	23,309	29,968	6,273	4,910	4,543	20,511	10,105
Tenant deposits	2,495	1,995	1,995	3,443	2,543	2,495	2,993
Note payable, related party	-	12,000	-	-	5,600	15,800	-
Mortgage payables	-	221,901	-	-	138,563	-	170,509
Total liabilities	$25,995	$267,273	$11,548	$12,606	$151,628	$44,217	$185,329

MEMBERS' EQUITY (DEFICIT)
Members' capital	396,111	110,520	295,950	383,008	70,521	488,029	84,109
Accumulated deficit	(2,269)	(85,542)	(4,062)	(12,884)	(18,018)	(58,689)	(16,939)
Total members' equity (deficit)	$393,842	$24,978	$291,888	$370,123	$52,503	$429,339	$67,170
Total liabilities and members' equity (deficit)	$419,837	$292,251	$303,436	$382,729	$204,131	$473,556	$252,499

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	393,842	24,978	291,888	370,123	52,503	429,339	67,170
Net adjustments to fair value	26,620	122,184	90,792	59,246	78,081	94,906	102,802
TOTAL NET ASSETS	$420,461	$147,162	$382,679	$429,370	$130,584	$524,245	$169,972
NET ASSET VALUE PER INTEREST	$8.56	$10.60	$10.43	$9.58	$12.56	$9.05	$13.39

	Riverwalk	Rooney	Roseberry	Rosewood	Roxy	Saddlebred	Saint
ASSETS
Current assets:
Cash	$14,418	$7,450	$4,321	$8,342	$7,640	$5,408	$11,800
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,165	9,024	8,586	5,454	4,371	7,592	4,795
Property and equipment, net	361,823	335,854	291,095	246,689	297,115	430,547	292,350
Total assets	$381,407	$357,974	$309,148	$261,824	$313,829	$447,563	$313,314

LIABILITIES
Current liabilities:
Accrued expenses	$2,121	$947	$(183)	$1,179	$955	$(959)	$1,147
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	16,311	9,213	6,660	5,372	7,567	8,466	6,291
Tenant deposits	2,845	2,095	3,443	2,768	1,995	3,045	2,495
Note payable, related party	-	9,400	13,000	4,100	15,200	23,400	-
Mortgage payables	-	256,674	209,253	187,091	218,383	329,707	209,951
Total liabilities	$21,277	$278,329	$232,172	$200,510	$244,101	$363,659	$219,884

MEMBERS' EQUITY (DEFICIT)
Members' capital	368,056	118,330	103,199	89,380	108,136	162,978	95,371
Accumulated deficit	(7,926)	(38,684)	(26,223)	(28,066)	(38,408)	(79,074)	(1,942)
Total members' equity (deficit)	$360,130	$79,646	$76,976	$61,314	$69,728	$83,904	$93,429
Total liabilities and members' equity (deficit)	$381,407	$357,974	$309,148	$261,824	$313,829	$447,563	$313,314

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	360,130	79,646	76,976	61,314	69,728	83,904	93,429
Net adjustments to fair value	99,815	80,368	95,503	66,430	60,669	75,244	45,574
TOTAL NET ASSETS	$459,945	$160,014	$172,479	$127,745	$130,397	$159,148	$139,003
NET ASSET VALUE PER INTEREST	$10.30	$10.25	$11.80	$10.58	$9.10	$8.05	$9.40

	Sajni	Salem	Salinas	Saturn	Scepter	Sequoyah	Shallowford
ASSETS
Current assets:
Cash	$6,563	$5,040	$5,631	$3,171	$5,418	$6,332	$4,708
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	2,399	4,389	3,810	4,556	3,535	1,795	3,731
Property and equipment, net	297,799	281,581	218,056	193,139	245,128	232,814	330,957
Total assets	$306,770	$295,170	$227,497	$203,607	$258,122	$241,198	$344,523

LIABILITIES
Current liabilities:
Accrued expenses	$(1,302)	$637	$3,652	$1,201	$1,138	$4,235	$1,435
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	9,138	19,389	6,956	8,228	5,806	10,668	6,619
Tenant deposits	2,745	2,195	1,945	1,495	2,195	2,295	2,345
Note payable, related party	23,700	5,700	20,300	11,900	6,800	17,200	14,500
Mortgage payables	-	209,056	-	138,206	187,127	122,760	177,091
Total liabilities	$34,280	$236,976	$32,854	$161,031	$203,066	$157,158	$201,990

MEMBERS' EQUITY (DEFICIT)
Members' capital	286,988	94,061	224,774	82,873	88,985	135,421	202,601
Accumulated deficit	(14,497)	(35,868)	(30,131)	(40,297)	(33,929)	(51,381)	(60,069)
Total members' equity (deficit)	$272,490	$58,194	$194,643	$42,576	$55,056	$84,040	$142,532
Total liabilities and members' equity (deficit)	$306,770	$295,170	$227,497	$203,607	$258,122	$241,198	$344,523

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	272,490	58,194	194,643	42,576	55,056	84,040	142,532
Net adjustments to fair value	98,725	174,110	101,496	71,827	54,575	83,423	73,026
TOTAL NET ASSETS	$371,215	$232,304	$296,140	$114,403	$109,631	$167,463	$215,559
NET ASSET VALUE PER INTEREST	$10.60	$17.48	$10.90	$11.06	$9.44	$9.95	$8.86

	Shoreline	Sigma	Simon	Sims	Soapstone	Sodalis	Spencer
ASSETS
Current assets:
Cash	$3,570	$9,898	$14,507	$13,533	$7,104	$8,776	$8,698
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	2,767	3,993	4,181	4,689	4,240	1,136	2,685
Property and equipment, net	274,880	345,108	273,041	256,808	199,216	282,294	265,967
Total assets	$284,003	$363,762	$292,199	$275,508	$210,561	$293,144	$279,575

LIABILITIES
Current liabilities:
Accrued expenses	$483	$1,376	$2,618	$374	$4,247	$6,068	$759
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	18,792	9,771	4,690	8,230	7,971	37,875	9,643
Tenant deposits	2,295	2,869	2,095	2,768	2,350	-	2,349
Note payable, related party	16,600	-	-	-	3,900	-	9,400
Mortgage payables	210,067	267,091	-	-	127,148	-	192,705
Total liabilities	$248,237	$281,106	$9,403	$11,372	$145,615	$43,943	$214,856

MEMBERS' EQUITY (DEFICIT)
Members' capital	94,561	115,202	278,771	267,044	68,203	280,347	91,721
Accumulated deficit	(58,795)	(32,546)	4,025	(2,908)	(3,258)	(31,145)	(27,001)
Total members' equity (deficit)	$35,766	$82,656	$282,796	$264,137	$64,945	$249,201	$64,720
Total liabilities and members' equity (deficit)	$284,003	$363,762	$292,199	$275,508	$210,561	$293,144	$279,575

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	35,766	82,656	282,796	264,137	64,945	249,201	64,720
Net adjustments to fair value	91,059	83,384	57,104	58,014	178,950	39,173	111,368
TOTAL NET ASSETS	$126,825	$166,040	$339,900	$322,150	$243,896	$288,374	$176,088
NET ASSET VALUE PER INTEREST	$10.38	$10.27	$9.96	$9.93	$24.38	$8.64	$12.75

	Splash	Spring	Stonebriar	Sugar	Summerset	Sundance	Sunnyside
ASSETS
Current assets:
Cash	$5,258	$4,696	$6,781	$3,079	$5,140	$7,886	$17,636
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,250	4,160	3,328	6,100	11,276	12,760	1,297
Property and equipment, net	199,434	226,760	184,875	275,647	234,621	294,550	205,659
Total assets	$208,092	$235,756	$198,514	$289,820	$253,215	$315,374	$224,811

LIABILITIES
Current liabilities:
Accrued expenses	$3,654	$5,924	$1,226	$(1,077)	$167	$13,174	$2,493
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	16,169	6,840	5,751	10,210	8,351	6,332	4,550
Tenant deposits	1,550	1,695	1,395	3,590	2,843	2,595	1,845
Note payable, related party	6,200	-	16,000	6,000	24,500	12,700	-
Mortgage payables	122,085	-	132,852	199,142	163,704	155,991	-
Total liabilities	$149,658	$14,459	$157,224	$217,865	$199,565	$190,792	$8,888

MEMBERS' EQUITY (DEFICIT)
Members' capital	70,405	232,699	71,200	117,266	86,146	170,553	208,394
Accumulated deficit	(11,972)	(11,402)	(29,910)	(45,311)	(32,496)	(45,971)	7,530
Total members' equity (deficit)	$58,434	$221,297	$41,291	$71,955	$53,650	$124,582	$215,923
Total liabilities and members' equity (deficit)	$208,092	$235,756	$198,514	$289,820	$253,215	$315,374	$224,811

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	58,434	221,297	41,291	71,955	53,650	124,582	215,923
Net adjustments to fair value	112,872	60,409	41,094	93,674	112,267	84,894	60,410
TOTAL NET ASSETS	$171,306	$281,706	$82,385	$165,629	$165,918	$209,476	$276,333
NET ASSET VALUE PER INTEREST	$15.32	$9.83	$8.70	$11.28	$14.22	$9.92	$10.49

	Swift	Taylor	Terracotta	Theodore	Tulip	Tuscan	Tuscarora
ASSETS
Current assets:
Cash	$9,365	$743	$1,204	$12,648	$7,109	$15,778	$12,444
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,982	390	3,500	3,434	5,111	(1,276)	8,700
Property and equipment, net	315,098	212,294	293,261	271,009	288,690	283,991	310,489
Total assets	$329,445	$216,215	$302,253	$287,561	$304,481	$298,948	$331,743

LIABILITIES
Current liabilities:
Accrued expenses	$2,420	$1,293	$1,585	$2,602	$1,460	$5,041	$6,250
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	18,461	8,182	8,369	4,362	8,056	11,341	6,200
Tenant deposits	2,195	-	1,745	2,245	2,195	2,295	-
Note payable, related party	-	11,100	32,400	-	24,300	-	-
Mortgage payables	-	112,272	220,483	-	219,781	180,938	-
Total liabilities	$23,076	$132,847	$264,581	$9,209	$255,791	$199,614	$12,449

MEMBERS' EQUITY (DEFICIT)
Members' capital	317,558	134,819	110,159	280,023	101,063	106,287	317,129
Accumulated deficit	(11,189)	(51,451)	(72,488)	(1,670)	(52,374)	(6,953)	2,165
Total members' equity (deficit)	$306,369	$83,368	$37,671	$278,352	$48,689	$99,333	$319,293
Total liabilities and members' equity (deficit)	$329,445	$216,215	$302,253	$287,561	$304,481	$298,948	$331,743

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	306,369	83,368	37,671	278,352	48,689	99,333	319,293
Net adjustments to fair value	54,657	65,863	65,969	58,763	79,569	171,238	110,162
TOTAL NET ASSETS	$361,026	$149,231	$103,640	$337,115	$128,258	$270,572	$429,456
NET ASSET VALUE PER INTEREST	$9.14	$9.37	$7.42	$9.94	$9.17	$16.45	$11.04

	Tuxford	Vernon	Walton	Wave	Weldon	Wellington	Wentworth
ASSETS
Current assets:
Cash	$2,981	$4,547	$6,383	$3,897	$5,874	$5,918	$9,579
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	2,698	5,254	3,788	9,180	3,902	5,580	3,352
Property and equipment, net	237,695	232,610	284,281	303,659	188,093	379,548	208,030
Total assets	$247,329	$245,804	$294,532	$320,799	$200,526	$391,045	$223,529

LIABILITIES
Current liabilities:
Accrued expenses	$1,362	$1,474	$5,564	$1,638	$1,126	$335	$1,101
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	10,306	6,572	21,119	11,660	8,400	16,847	7,282
Tenant deposits	1,895	2,843	1,895	2,195	2,168	2,395	1,595
Note payable, related party	25,800	7,400	29,000	94,200	-	-	-
Mortgage payables	176,672	180,003	-	221,874	134,973	-	155,323
Total liabilities	$216,036	$198,292	$57,578	$331,567	$146,666	$19,577	$165,300

MEMBERS' EQUITY (DEFICIT)
Members' capital	92,040	81,723	286,373	111,819	78,353	387,920	59,856
Accumulated deficit	(60,747)	(34,211)	(49,419)	(122,587)	(24,494)	(16,451)	(1,627)
Total members' equity (deficit)	$31,293	$47,512	$236,954	$(10,768)	$53,859	$371,468	$58,228
Total liabilities and members' equity (deficit)	$247,329	$245,804	$294,532	$320,799	$200,526	$391,045	$223,529

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	31,293	47,512	236,954	(10,768)	53,859	371,468	58,228
Net adjustments to fair value	52,635	68,845	95,096	69,051	71,647	56,001	116,363
TOTAL NET ASSETS	$83,928	$116,357	$332,051	$58,283	$125,506	$427,470	$174,591
NET ASSET VALUE PER INTEREST	$6.96	$10.02	$9.68	$4.18	$12.30	$9.08	$15.82

	Wescott	Westchester	Wildwood	Willow	Wilson	Winchester	Windsor
ASSETS
Current assets:
Cash	$4,056	$3,855	$8,850	$1,846	$6,196	$8,157	$4,657
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,440	5,787	4,097	3,434	4,648	3,336	5,676
Property and equipment, net	250,389	302,170	201,083	268,236	353,126	253,624	310,321
Total assets	$260,910	$315,794	$216,877	$273,738	$364,031	$265,543	$325,026

LIABILITIES
Current liabilities:
Accrued expenses	$1,910	$374	$1,113	$2,862	$4,561	$4,506	$737
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	11,246	6,960	7,631	8,596	8,237	5,567	13,682
Tenant deposits	3,440	3,119	1,945	1,545	2,445	1,895	2,595
Note payable, related party	20,800	27,300	-	-	-	-	48,300
Mortgage payables	133,180	196,564	107,402	-	-	-	224,920
Total liabilities	$170,576	$234,317	$118,091	$13,003	$15,243	$11,967	$290,234

MEMBERS' EQUITY (DEFICIT)
Members' capital	143,707	139,451	109,063	275,431	355,214	266,101	114,006
Accumulated deficit	(53,373)	(57,974)	(10,277)	(14,696)	(6,426)	(12,525)	(79,214)
Total members' equity (deficit)	$90,334	$81,476	$98,786	$260,735	$348,788	$253,576	$34,791
Total liabilities and members' equity (deficit)	$260,910	$315,794	$216,877	$273,738	$364,031	$265,543	$325,026

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	90,334	81,476	98,786	260,735	348,788	253,576	34,791
Net adjustments to fair value	64,069	99,215	75,986	64,381	115,134	62,529	143,656
TOTAL NET ASSETS	$154,402	$180,691	$174,772	$325,116	$463,921	$316,105	$178,447
NET ASSET VALUE PER INTEREST	$8.69	$9.98	$11.91	$9.72	$10.47	$10.02	$11.52

	Winston	Wisteria
ASSETS
Current assets:
Cash	$11,273	$9,179
Other receivables	-	-
Prepaid expenses	-	-
Deposits	5,487	5,403
Property and equipment, net	302,044	274,321
Total assets	$319,017	$292,315

LIABILITIES
Current liabilities:
Accrued expenses	$4,265	$1,511
Accounts payable	-	-
Due to (from) related parties	6,640	6,593
Tenant deposits	1,795	3,143
Note payable, related party	-	9,300
Mortgage payables	-	205,452
Total liabilities	$12,700	$226,000

MEMBERS' EQUITY (DEFICIT)
Members' capital	313,388	93,874
Accumulated deficit	(7,071)	(27,559)
Total members' equity (deficit)	$306,317	$66,316
Total liabilities and members' equity (deficit)	$319,017	$292,315

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	306,317	66,316
Net adjustments to fair value	41,096	78,814
TOTAL NET ASSETS	$347,413	$145,130
NET ASSET VALUE PER INTEREST	$9.14	$11.37

[1] Estimated Balance Sheet as of December 31, 2025.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our interests; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.